Lexington Park Capital Markets, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, January 1, 2015	$	18,992
Contributions		6,000
Net income		10,964
Balance, December 31, 2015	$	35,956

See accompanying notes to financial statements.